04 FEB 24 AM 7:21

FILE NO. 82-3311

(Translation)

February 10, 2004

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

SUPPL

Shiseido Co., Ltd. to Make Administrative Changes Aimed at Strengthening its Domestic Cosmetics Business and China Business

Effective April 1, 2004, Shiseido Co., Ltd. will implement administrative changes. These changes will be carried out in its cosmetics business—the nucleus of the Shiseido Group's operations—and will be focused mainly on strengthening the sales capabilities of Shiseido's domestic cosmetics business and its business in the rapidly growing Chinese market. Shiseido has designated fiscal 2004 as the year when it finishes its "Management Reforms Focusing on the Sales Front," and we expect that efforts to bolster the sales capabilities that drive our sales front operations will yield concrete results.

The key points of our administrative changes are as follows:

1) Delegation of responsibility and authority to front-line sales areas (Japan and China)

We have assigned seven Corporate Officers to concentrate on front-line sales areas, which are closest to our customers, as part of efforts to establish an organizational structure capable of quickly and effectively allocating management resources in accordance with market conditions (personnel, materials, capital and information).

2) Reorganize into "small Head Office"

To raise the speed of decision-making Shiseido will abolish its multi-level "Headquarters" and "Division" systems at its Head Office, while eliminating and integrating overlapping and dispersed business operations and reducing the number of departments.

1. **Strengthening Sales Capabilities of Domestic Cosmetics Business Operations**

- To accelerate management reforms focusing on the sales front, Shiseido will divide its domestic operations into seven areas* and will assign Corporate Officers to serve as Chief Area Managing Officers (CAOs). We will strengthen our market response capabilities by assigning Corporate Officer level staff, who can make quick decisions (for investing and allocating management resources), to areas situated closest to customers. (* The seven areas are the North Japan, East Kanto/Shinetsu, Tokyo/West Kanto, Chubu, Kinki, Chugoku/Shikoku and Kyushu areas.)

- This will allow us to establish an organizational structure that enables the thinking from the front line of sales to be quickly reflected in the strategies and policies of the Head Office and permit the basis of all decision making to be based on the sales front.

- By reorganizing our sales promotion structure, which has focused on specific channels, into a structure that focuses on both channel type and area, we will raise our competitiveness in markets.

- To raise levels of customer satisfaction, we will establish a new department that will concentrate on enhancing the activities of Beauty Consultants (BCs), who have direct contact with customers.

- By selecting young employees from throughout the Shiseido Group, beginning with the Head Office, and reallocating these employees to the sales front line, we will raise the mobility of our sales.

2. **Strengthen our Business in the Chinese Market**

- We will assign a corporate senior executive officer to China as "Chief Area Managing Officers of China (CAO)" for quick decision making and unifying the Shiseido Group's China business, which includes accelerating the development of cosmetic specialty store operations and strengthening toiletry and professional businesses in addition to carrying out existing businesses.

- Along with this move, we will establish a new department at our Head Office that will specialize in functions related to Shiseido's cosmetics business in China and Hong Kong.

3. Establish a New Department under the Jurisdiction of the President

1) Marketing Development Department

Shiseido will establish a new Marketing Development Department under the jurisdiction of the President that will take a medium and long-term perspective to formulate new marketing strategies that raise synergies among the Shiseido Group's various businesses both in Japan and overseas.

2) CSR Department

Shiseido will establish the new CSR Department under the jurisdiction of the President that will serve as the internal organization for undertaking activities that society expects of companies and raising the level of activities personifying Shiseido's efforts to coexist with society that include gender equality participation activities, corporate ethics activities, social responsibility activities and environmentally friendly activities.

For further information, please contact Mr. Tatsuyoshi Endo of Shiseido Public Relations Department. (Tel: 03-3572-5111 Fax: 03-3572-6973)

(Attachment)

February 10, 2004

Shiseido Co., Ltd. to Make Administrative Changes and Transfer Personnel

Effective April 1, 2004 Shiseido Co., Ltd. will implement certain administrative changes and transfer some of its personnel. The details are as follows.

Effective April 1, 2004, Shiseido Co., Ltd. Will:

1. Implement Administrative Changes

1.1. Restructuring of Cosmetics Business

Shiseido will carry out the following administrative changes with the aims of raising decision-making speed in its domestic cosmetics business while strengthening its response capabilities for each sales channel in addition to bolstering its sales capabilities within each area.

1.1.1. Establish New Position of Chief Area Management Officer (CAO)

1) Shiseido will divide its operations in Japan into seven areas and will assign seven staff to the newly created position of CAO to oversee each area. This move is aimed at fortifying our response capabilities within our existing marketing structure that targets each channel while expanding our market share through a marketing structure focusing on both channels and geographic areas that incorporates the perspective of new markets (areas).

2) Corporate officers, headed by a corporate senior executive officer, shall serve as CAOs who will oversee their respective markets. CAOs will have responsibility for meeting budgets in each area by flexibly and efficiently investing and allocating management resources across all channels in accordance with market conditions.

3) Specifically, the seven divided areas will be the North Japan Area, East Kanto/Shinsetsu Area, Tokyo/West Kanto Area, Chubu Area, Kinki Area, Chugoku/Shikoku Area and the Kyushu Area. At the same time, we will establish the positions of North Japan Area CAO, East Kanto/Shinetsu Area CAO, Tokyo/West Kanto Area CAO, Chubu Area CAO, Kinki Area CAO, Chugoku/Shikoku CAO and the Kyushu Area CAO.

1.1.2. Establish the Sales Support Department

1) We will establish the Sales Support Department for the unified coordination and control of liaisons between sales companies (branch offices/Sales Division) and the Cosmetics Marketing Division (Cosmetic Strategic Planning Department), which is currently carrying out marketing according to sales channels within the Sales Planning Department and Administration & Planning Department, Structured Retail Stores.

2) Area support staff will be assigned to the Sales Support Department as support staff for CAOs to better ascertain trends in each market and control the allocation of resources to fully utilize overall operational capabilities.

3) As a result, the Sales Planning Department and the Administration & Planning Department, Structured Retail Stores will be dissolved. (However, as explained later, a new Sales Planning Department will be set up and its role changed.)

1.1.3. Establishment of Beauty Consultant Training Department

1) We will establish the new Beauty Consultant Training Department to specialize in upgrading the activities of our Beauty Consultants, who are in direct contact with customers. This will allow Shiseido to raise levels of customer satisfaction.

2) The Beauty Consultant Training Department will prepare monthly BC seminars and determine the ways of carrying out store-front activities in accordance with the characteristics of each sales channel. At the same time, the division will also build an education structure for enabling BCs to enhance their career skills as well as oversee the holding of lectures.

1.1.4. Dissolve "Divisions" and Establish Vice Chief Officers

1) To streamline our current multi-layer organizational structure and speed decision-making, we will dissolve our Cosmetics Marketing Division, Domestic Sales Division, Chainstores and Domestic Sales Division, Structured Retail Stores, which operate under the Cosmetics Business Headquarters. Along with this move, we will rename the Cosmetics Business Headquarters as the Cosmetics Business Division.

2) We will also create the position of Vice Chief Officer, who will assist the general manager while handling the cosmetics product planning, cosmetics marketing and sales of the FITIT Business in the Self Selection Market.

1.1.5. Reorganize the Functions in Each Department

1) We will consolidate the functions for formulating long-term plans and fiscal year plans for each retail channel into the Business Administration Department and will rename the Business

Administration Department as the Cosmetics Planning Department. This is aimed at the unified planning of marketing strategies for our overall domestic cosmetics business and efficient allocation of resources based on these strategies.

2) To expand share for our FITIT Business being undertaken in the Self-Selection Market, we will integrate the Product Development Department with FITIT product development and proposal functions of the Cosmetic Marketing Department and will establish the new FITIT Marketing Department.

3) To unify the specialty store support operations, which have been segmentized, we will merge our Sales Promotion Department and the Chainstores Management Solution Department and establish a new Administration & Planning Department, Chainstores. As a result, we will dissolve the Sales Promotion Department and the Chainstores Management Solution Department.

1.2. Reorganize International Operations Business

We will undertake the following reorganization to raise decision-making speed in our international operations and strengthen these operations in each region.

1) We will assign a corporate senior executive officer to China as "Chief Area Managing Officer of China (CAO)" for quick decision making and unifying the Shiseido Group's China business, which includes strengthening toiletry and professional businesses in addition to carrying out existing businesses in the rapidly growing China market.

2) The East Asia Operations Department will concentrate on the business functions of the China/Hong Kong regions and rename this division as the China Strategic Planning Department. Along with this move, we will transfer the Taiwan and Korea-related business functions, which were carried out under the jurisdiction of the East Asia Operations Department, to the Asia Pacific Operations Department. Concurrently, we will rename the Asia Pacific Operations Department as the Asia Pacific Department.

3) We will dissolve the International Marketing Division and the International Sales Division, which operated under the International Operations Headquarters. Along with this move, we will rename the International Operations Headquarters as the International Business Division.

4) We will consolidate the business control functions of International Administration Department into the International Business Planning Department and rename the International Business Planning Department as the International Planning Department. As a result, we will dissolve

the International Administration Department.

5) We will consolidate all functions related to the entire aura science business of the Global Marketing Department into the Europe and the Americas Operations Department and will dissolve the Global Marketing Department. Along with this move, we will divide the operations of the Europe and the Americas Operations Department into a newly created Europe Department and The Americas Department and will dissolve the Europe and the Americas Operations Department.

6) We will rename the International Training Department as the International Human Resource Development Department.

1.3. Reorganization of Professional Business Operations Division

We will carry out the following reorganization with the aims of restructuring the departments, subsidiaries and brands within our professional business-related operations and rebuild the structure of these operations to achieve synergies.

1) We will integrate the Salon Business Department, Salon Business Planning Department and International Spa Business Department into a newly created Professional Business Planning Department.

2) We will create the Overseas Professional Business Department for handling the functions of management control and the planning of strategies for salon brands *(Zotos, CARITA, Decléor)* , which serve as our overseas or Non-Shiseido Brands business.

1.4 Reorganize Head Office Staff Departments

We will carry out the following organizational reforms with the aims of integrating and streamlining our Head Office staff departments and raising decision-making speed while further increasing productivity by reducing costs in control divisions by enhancing staff efficiency. Along with these moves, we will dissolve the divisions for each Head Office staff department.

1.4.1. Reorganize Strategy Planning and Governance Functions

1) We will integrate the structural reform functions of the Corporate Restructuring Department and the corporate brand functions of the Communications Planning Department into the Corporate Planning Department.
2) As a result, we will dissolve the Corporate Restructuring Department.

1.4.2. Reorganize Communications Functions

1) To unify the gathering and analysis of information on customers and market trends and secure sources of advanced information, which serves as the cornerstone of our marketing activities, we will integrate our Consumer Center and Consumer Research Department and establish the new Consumer Information Center.

2) As a result, we will dissolve the Consumer Center and the Consumer Research Department.

1.4.3. Reorganize Departments Affiliated with Support Functions

1) We will integrate all functions of the three production-related departments—Packaging Creation Department, Advertising Creation Department and Creation Administration Department—as well as the corporate advertising, planning and production functions of the Communications Planning Department (previously mentioned) into the Advertising Department.

2) As a result, we will dissolve the Packaging Creation Department, Advertising Creation Department, Creation Administration Department and Communications Planning Department.

1.4.4.Reorganize Culture Creation and Information Dissemination Functions

1) To invest effectively and efficiently in our cultural and social contribution activities, we will integrate the Corporate Culture Department and Culture Design Department and establish the new Corporate Culture Department.

2) As a result, we will dissolve the Culture Design Department.

1.4.5. Establish New CSR Department

1) To further upgrade and strengthen our activities, including environment-friendly activities, that personify our efforts to coexist harmoniously with society, we will establish the new CSR Department as the department for promoting activities that should be undertaken by Shiseido as a company.

2) The CSR Department will handle liaison functions related to external corporate social responsibilities. Operating under the jurisdiction of the Company president, the CSR Department will also handle Company-wide promotion and auditing of gender equality participation activities, corporate ethics activities, social responsibility activities and environmentally friendly activities.

1.4.6. Establish New Marketing Development Department

We will establish a new Marketing Development Department under the jurisdiction of the president.

The establishment of this department is aimed at undertaking new marketing reforms for the entire Shiseido Group in preparation for the next phase of growth amid drastic changes in the distribution environment and consumer markets both in Japan and overseas.

1.5 Reorganize Research & Development Division

We will carry out the following administrative reforms to utilize our overall strengths in R&D and in basic research fields, while raising R&D productivity by enhancing the efficiency of our business operations and our staff, including staff in research departments.

1) We will dissolve the Research & Development Headquarters, Basic Research Division, Product Development Division and Technical Property Division.

2) We will integrate the operations of three product development departments—Skincare Product Development Center, Make-up Product Development Center and Hair Care Product Development Center—into the Product Development Planning Department, which monitors development progress and product information development monitoring, to establish the new Product Development Center.

3) As a result, we will dissolve the Skincare Product Development Center, Make-up Product Development Center and Hair Care Product Development Center as well as the Product Development Planning Department.

4) We will consolidate materials and medication development and establish the new Materials and Medication Development Center for uniform development of this business.

5) We will integrate the R&D Planning Department, Scientific Research Department, General Administration Department, Research Center and the Development Administrations Staff of the Pharmaceutical Development Center, which are research staff departments, and will establish the new R&D Planning Department.

6) As a result, we will dissolve the R&D Planning Department, Scientific Research Department, and General Administration Department, Research Center.

7) We will rename the Pharmaceutical Development Center, which handles the development of pharmaceuticals and food products, as the H&BC Research Center.

1.6 Reorganize the Production & Logistics Division

We will carry out the following administrative reforms to enhance the efficiency of staff functions in the Production and Logistics Divisions.

1) We will dissolve the Production & Logistics Headquarters, Production Division and Logistics Division.

2) We will integrate the business planning and control functions of the Production Strategic Planning Department, the plant operation planning and budget control functions of the Product Administration Department, and the production planning functions of the Product Planning Department to establish the new Production Strategic Planning Department.

3) We will integrate the new product cost control and progress monitoring functions of the Product Engineering Department with the information system development functions of the Product Administration Department. At the same time, will reorganize these functions as the new Product Administration Department.

4) We will transfer the package design functions of the Product Engineering Department and the raw materials ordering function of the Product Planning Department to the International Purchasing Department. At the same time, we will rename the International Purchasing Department as the Purchasing Department.

5) We will establish the new Production Department to handle the production strategy formulation and overseas plant management functions of the Production Strategic Planning Department.

6) As a result, we will dissolve the Product Engineering Department, Product Planning Department and Production Strategic Planning Department.

7) The Distribution Planning Department will be the department integrating the operations of the Distribution Planning Department and International Distribution Department.

1.7 Reorganize FT Shiseido Co., Ltd.

We will carry out the following organizational changes to eliminate our multi-layer organizational structure, speed decision-making and strengthen marketing.

1) We will dissolve the Strategic Business Planning Division, Marketing Division and Sales Division, with each department being placed under the jurisdiction of the president of FT Shiseido.

2) We will integrate the Product Planning Department, Sales Planning Department and the marketing control and advertising/public relations functions within the Marketing Division and establish the new Marketing Department.

3) As a result, we will dissolve the Product Planning Department and Sales Planning Department.

4) We will rename the Corporate Planning Department, Overseas Business Department and Sales Administration Department as the FT Strategic Planning Department, Overseas Sales Department and the Sales Department, respectively.

For further information, please contact Mr. Tatsuyoshi Endo of Shiseido Public Relations Department. (Tel: 03-3572-5111 Fax: 03-3572-6973)

(Attachment)

February 10, 2004

Proposed Changes Among Shiseido's Executives

The following changes will become effective on April 1, 2004.

1) Directors / Corporate Officers

Name	New Title	Former Title
Tadakatsu Saito	Director: Corporate Senior Executive Officer [Chief Area Managing Officer of China]	Director: Corporate Senior Executive Officer [Chief Officer of International Operations Headquarters]
Kohei Mori	Director: Corporate Executive Officer [Chief Area Managing Officer of Tokyo/West Kanto Area]	Director: Corporate Executive Officer [Chief Officer of Cosmetics Business Headquarters] Responsible for Domestic Non-Shiseido Brand Businesses
Takeshi Ohori	Director: Corporate Executive Officer Responsible for Investor Relations, Finance, Strategic Information System Planning	Director: Corporate Executive Officer [Chief Officer of Corporate Resources Division] Responsible for Pharmaceutical Business and Fine Chemicals Business
Masaaki Komatsu	Director: Corporate Officer [General Manager of International Business Division]	Director: Corporate Officer [General Manager of International Business Planning Department, International Operations Headquarters]
Shinzo Maeda	Director: Corporate Officer [General Manager of Corporate Planning Department]	Director: Corporate Officer [General Manager of Corporate Planning Department]

2) Corporate Officers

Name	New Title	Former Title
Osamu Hosokawa	Corporate Senior Executive Officer [Chief Area Managing Officer of Kinki Area]	Corporate Senior Executive Officer [President & CEO, FT Shiseido Co., Ltd.] Responsible for Toiletries Business
Shigeru Akechi	Corporate Executive Officer [Chief Area Managing Officer of Chubu Area]	Corporate Executive Officer [Chief Officer of Chainstore Division, Cosmetics Business Headquarters and President & CEO, Shiseido Sales Co., Ltd]
Masami Hamaguchi	Corporate Executive Officer Responsible for Production Business, Logistics and Technical	Corporate Executive Officer [Chief Officer of Production & Logistics Headquarters]
Takashi Hibino	Corporate Executive Officer [Chief Area Managing Officer of Chugoku/Shikoku Area]	Corporate Executive Officer [Chief Officer of Cosmetics Marketing Division, Cosmetics Business Headquarters]
Yoshimaru Kumano	Corporate Executive Officer Responsible for R&D Strategy, Product Development and Patent	Corporate Executive Officer [Chief Officer of Research & Development Headquarters; and Chief Officer of Product Development Division, Research & Development Headquarters]
Yasutaka Mori	Corporate Executive Officer	Corporate Executive Officer [Chief Officer of Professional Product Business Division] Responsible for Boutique Business
Seiji Nishimori	Corporate Executive Officer [Vice Chief Officer of Cosmetic Business Division]	Corporate Executive Officer [Chief Officer of Domestic Sales Division, Structured Retail Stores, Cosmetics Business Headquarters]
Keizaburo Suzuki	Corporate Executive Officer Responsible for Corporate Culture, Advertising and Public Relations	Corporate Executive Officer [Chief Officer of Corporate Communications Division]
Michihiro Yamaguchi	Corporate Executive Officer Responsible for Basic Research and New Business Development	Corporate Executive Officer [Chief Officer of Basic Research Division, Research & Development Headquarters; and Chief Officer of Technical Property Division, Research & Development Headquarters]
Akira Yamauchi	Corporate Executive Officer Responsible for Personnel, Executive, Legal, General Affairs, Consumer Information, Beauty Sciences and Beauty Creation	Corporate Executive Officer [Chief Officer of Personnel and General Office Administration Division] Responsible for Beauty Enhancement & Communications
Takao Kakizaki	Corporate Officer [General Manager of Advertising Department]	Corporate Officer [Chief Officer of Creative Division; and General Manager of Communications Planning Department, Corporate Communications Division]

2) Corporate Officers

Name	New Title	Former Title
Junichi Tsuboi	Corporate Officer	Corporate Officer [Executive Director; Chief Officer of Marketing Division, FT Shiseido Co., Ltd.]
Yasuhiko Harada	Corporate Officer [General Manager of Internal Audit Department]	Corporate Officer [General Manager of Corporate Restructuring Department]
Toshihide Ikeda	Corporate Officer [General Manager of FITIT Marketing Development Department, Cosmetics Business Division]	Corporate Officer [General Manager of Cosmetics Product Planning Department, Cosmetics Marketing Division, Cosmetics Business Headquarters]
Toshimitsu Kobayashi	Corporate Officer [Chief Officer of Cosmetics Business Division and President & CEO, Shiseido Sales Co., Ltd.]	Corporate Officer Chief Manager, Osaka Branch Office, Shiseido Sales Co., Ltd.
Yoshikuni Miyakawa	Corporate Officer [Chief Area Managing Officer of Kyusyu Area]	Corporate Officer [General Manager of Internal Audit Department]
Toshiro Nagaya	Corporate Officer [General Manager of Production Strategic Planning Department]	Corporate Officer [Chief Officer of Production Division, Production & Logistics Headquarters; and General Manager of Product Planning Department, Production Division, Production & Logistics Headquarters]
Kiyoshi Nakamura	Corporate Officer [General Manager of Technical Department]	Corporate Officer [General Manager of Technical Department, Technical Property Division, Research & Development Headquarters]
Tadashi Noguchi	Corporate Officer [President & CEO, FT Shiseido Co., Ltd.]	Corporate Officer [Executive Director of FT Shiseido Co., Ltd.]
Kazuko Oya	Corporate Officer [General Manager of Beauty Consultant Training Department, Cosmetics Business Division] Responsible for Non-Shiseido Brand Business	Corporate Officer [Chief Officer of Beauty Enhancement & Communications Division; and General Manager of Consumer Center]
Kazutoshi Satake	Corporate Officer [General Manager of Personnel Department]	Corporate Officer [General Manager of Sales Planning Department, Chainstores, Chainstore Division, Cosmetics Business Headquarters]
Kyoichiro Sato	Corporate Officer Responsible for Professional Business and Boutique Business	Corporate Officer [General Manager of Personnel Department, Personnel & General Office Administration Division]

2) Corporate Officers

Name	New Title	Former Title
Takemasa Yamanaka	Corporate Officer [Chief Area Managing Officer of East Kanto/Shinetsu Area]	Corporate Officer [Executive Director; Chief Officer of Sales Division, FT Shiseido Co., Ltd.]
Yutaka Yamanouchi	Corporate Officer [General Manager of The Americas Department, International Business Division]	Corporate Officer [Chief Officer of International Sales Division, International Operations Headquarters]
Eiji Yano	Corporate Officer [General Manager of Pharmaceutical Business Department] Responsible for Pharmaceutical Business and Fine Chemicals Business	Corporate Officer [General Manager of Pharmaceutical Business Department, and President & CEO of Shiseido Pharmaceutical Co., Ltd.]

3) Adviser

Name	New Title	Former Title
Kimie Iwata	Adviser [General Manager of CSR Department]	Adviser

4) Others

Name	New Title	Former Title
Ichiro Morikawa	Manager, Asia Pacific Department, International Business Division	President & CEO, Shiseido (N.Z.) Ltd.
Masaru Miyagawa	Vice Chairman, Shiseido China Co., Ltd.	President & CEO, Shanghai Zotos CITIC Cosmetic Co., Ltd.
Hideaki Tamiya	President & CEO, Shanghai Zotos CITIC Cosmetic Co., Ltd.	Vice President, Shanghai Zotos CITIC Cosmetic Co., Ltd.